RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

SOMILO SEEKS MDM LIQUIDATION OVER LOULO PROJECT

Johannesburg, 1 February 2006 − Société des Mines de Loulo SA (Somilo) today filed an urgent application in the South African High Court and was granted a provisional order for the liquidation of MDM Ferroman, formerly the main contractor for the plant at its new Loulo gold mine in Mali.

Dr Mark Bristow, chief executive of Somilo’s majority shareholder and Loulo project sponsor Randgold Resources (LSE:RRS) (Nasdaq:GOLD), said the company had taken this step to protect its interests in the light of MDM’s apparently deteriorating financial position. Last month Somilo took back the Loulo Phase II plant construction project from MDM on the grounds that MDM had defaulted on its contract. Bristow said that since then a Randgold Resources team had been managing the project and the liquidation of MDM would therefore have no further effect on its completion.

Somilo’s application to the court says MDM has failed to give any indication of how it proposes to repay the debt it owes Somilo as a result of advance payments made to ease its financial difficulties. It notes that MDM is clearly not in a position to assist it with the completion of the project but is still in possession of technical drawings and related data which the company wishes to recover.

Loulo has been in production since the last quarter of 2005. Completion of the second phase of the plant, the hard-rock crushing circuit, has been delayed by MDM’s default but remedial measures taken by Randgold Resources have ensured that this delay should not impact on planned production.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Investor & Media Relations
Dr Mark Bristow	Kathy du Plessis
+44 779 775 2288 +27 82 800 4293 +223 675 0122	+27 11 728 4701 Cell: +27 83 266 5847 Email: randgoldresources@dpapr.com

Website : www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States Securities and Exchange Commission on 29 June 2005, as subsequently amended. Randgold Resources sees no obligation to update information in this release.